SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM ______ TO ______

For the fiscal year ended December 31, 2007

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-8052

TORCHMARK CORPORATION
SAVINGS AND INVESTMENT PLAN
2001 Third Avenue South
Birmingham, Alabama 35233
205-325-4200
(Full title of the Plan)

TORCHMARK CORPORATION
3700 South Stonebridge Drive
McKinney, Texas 75070
972-569-4000
(Name of issuer of the securities held pursuant to the plan)

Index of Exhibits at page 14.
Total Number of pages is 17.

Lane Gorman Trubitt, L.L.P.
Accountants & Advisors

Report of Independent Registered Public Accounting Firm

To the Administrative Committee of the
Torchmark Corporation Savings and Investment Plan

We have audited the accompanying statement of net assets available for benefits of the Torchmark Corporation Savings and Investment Plan as of December 31, 2007, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Torchmark Corporation Savings and Investment Plan as of December 31, 2007, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic 2007 financial statements taken as a whole. The supplemental Schedule of Assets (Held at the End of the Year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic 2007 financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2007 financial statements taken as a whole.

LANE GORMAN TRUBITT, L.L.P.

Dallas, Texas
June 25, 2008

Members: AICPA, The Leading Edge Alliance, Kreston International
2626 Howell Street •Suite 700 •Dallas, TX 75204-4064 •214.871.7500 •Fax 214.871.0011 •Toll Free 877.231.7500 •www.lgt-cpa.com

Deloitte.

Deloitte & Touche LLP
JPMorgan Chase Tower
2200 Ross Avenue, Suite 1600
Dallas, TX 75201-6778
USA

Tel: +1 214 840 7000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of the
Torchmark Corporation Savings and Investment Plan:

We have audited the accompanying statement of net assets available for benefits of the Torchmark Corporation Savings and Investment Plan (the "Plan") as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

June 22, 2007

TORCHMARK CORPORATION SAVINGS AND INVESTMENT PLAN

Statements of Net Assets Available for Benefits

	December 31, 2007	December 31, 2006
ASSETS		
Investments, at fair value:		
Torchmark Corporation common stock	$47,705,388	$61,688,884
Waddell & Reed Financial, Inc. class A common stock	8,162,078	7,052,341
Pooled separate accounts	46,490,205	39,292,323
Unallocated annuity contract	13,832,556	15,396,350
Loans to participants	344,774	0
Short-term investments	2,026,388	2,728,923
	118,561,389	126,158,821
Accrued investment income	7,388	6,898
Net assets available for benefits at fair value	118,568,777	126,165,719
Adjustments from fair value to contract value for fully benefit responsive investment contracts	212,438	502,499
Net assets available for benefits	$118,781,215	$126,668,218

See accompanying notes to financial statements.

TORCHMARK CORPORATION SAVINGS AND INVESTMENT PLAN

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,	
	2007	2006
Investment income:		
Cash dividends - Torchmark and Waddell & Reed common stock	$613,315	$716,907
Dividends on pooled separate accounts and unallocated annuity contract	624,488	562,837
Interest income - loans to participants	14,182	0
Interest income - short-term investments	63,574	56,177
	1,315,559	1,335,921
Net appreciation in fair value of investments	4,149,383	15,090,708
Contributions:		
Participant contributions	4,266,485	3,852,520
Employer contributions	1,627,261	1,699,099
	5,893,746	5,551,619
Benefits paid to participants	19,245,691	25,027,096
Net decrease in net assets	(7,887,003)	(3,048,848)
Net assets available for benefits:		
Beginning of plan year	126,668,218	129,717,066
End of plan year	$118,781,215	$126,668,218

See accompanying notes to financial statements.

NOTE A - Summary of Significant Accounting Policies

The Torchmark Corporation Savings and Investment Plan (the "Plan") was adopted on February 15, 1982 by the Board of Directors of Torchmark Corporation ("Torchmark") and began operating on April 5, 1982.

Valuation of securities - The investment in common stock of Torchmark is stated at fair value based upon the closing sales price on the New York Stock Exchange. The closing price per share of Torchmark common stock at December 31, 2007 and 2006 was $60.53 and $63.76, respectively.

The investment in Waddell & Reed Financial, Inc. ("Waddell & Reed") common stock is stated at fair value based upon the closing sales price on the New York Stock Exchange. The closing price per share of Waddell & Reed common stock was $36.09 and $27.36 at December 31, 2007 and 2006, respectively.

Participant loans are values at cost, which approximates fair value. Interest on participant loans is recognized as earned.

Short-term investments are valued at cost, which approximates fair value.

The purchases and sales of securities are recorded on a trade-date basis.

The Plan offers a choice of various mutual funds via pooled separate accounts including (i) money market and bond funds which invest primarily in securities issued or guaranteed by the U.S. Treasury and certain U.S. Government agencies and instrumentalities that provide income that is generally not subject to state income tax, (ii) fixed-income mutual funds which invest in a diversified group of high-quality, fixed income investments, and, (iii) equity funds which invest in common stocks and consist of several individual investment options for various levels of risk tolerance. Investments in pooled separate accounts are recorded at the fair value of the underlying mutual funds, which are based on quoted market prices.

The Plan offers an investment in an unallocated annuity contract of the Plan trustee. The trustee maintains the contributions in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at fair value and then adjusted to contract value as reported to the Plan by the trustee. Fair value of the contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Contract value is equal to contributions received plus interest credited, less payments, withdrawals or transfers. The interest rate credited on the unallocated annuity contract varies based on a formula determined by the Plan trustee, but will not be less than a guaranteed floor interest rate determined annually. The interest rate credited from January 1, 2007 through July 31, 2007 was 3.80%, and the interest rate credited from August 1, 2007 through December 31, 2007 was 4.00%. The interest rate credited during 2006 was 3.80%. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The contract has certain restrictions that impact the ability to collect the full contract value, for example, the Plan may not withdraw more than 20% of the beginning of the year balance of the contract without incurring a penalty. Plan management believes that the occurrence of events that would cause the plan to transact at less than contract value is not probable. The trustee may not terminate the contract at any amount less than contract value.

As described in Financial Accounting Standards Board Staff Position FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the "FSP"), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the statements of net assets available for benefits present the fair value of the unallocated annuity contract and the adjustment from fair value to contract value. The accompanying statements of changes in net assets available for benefits are prepared on a contract value basis. The fair value of the Plan's interest in the unallocated annuity contract is based on information reported by the issuer at year end. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Basis of presentation - The accompanying financial statements have been prepared using the accrual method of accounting.

Use of estimates in the preparation of financial statements - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrators to make estimates and assumptions that affect the reported amounts of net assets and changes therein. Actual results could differ from those estimates.

Risks and uncertainties - The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amount reported in the statements of net assets available for benefits.

Revenue recognition - Dividend income is recorded as earned. Torchmark and Waddell & Reed dividends are earned on the ex-dividend date. Realized gains and losses from sales of investments are calculated on the average cost basis.

Administrative expenses - Administrative expenses of the Plan are paid by Torchmark and its affiliates.

Federal income taxes - Torchmark received a determination letter dated November 12, 2002 from the Internal Revenue Service stating that the Plan qualifies under Section 401(a) of the Internal Revenue Code ("IRC"), and therefore, is exempt from federal income tax. Although the Plan has been amended since receiving the determination letter, the administrative committee and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE A – Summary of Significant Accounting Policies (continued)

Recent accounting pronouncement – In September 2006, the Financial Accounting Standards Board issued Statement on Financial Accounting Standards No. 157 ("FAS 157"), *Fair Value Measurement.* This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires disclosures about the use of fair value measurements. FAS157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Plan management is currently evaluating the effect that the provisions of FAS 157 will have on the Plan's financial statements.

NOTE B - Description of Plan

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for more complete information.

General - The Plan is a defined contribution profit sharing and retirement plan subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Participant contributions - To be eligible to participate, an employee must complete a year of credited service with a sponsoring employer. Employees of Liberty National Life Insurance Company and United Investors Life Insurance Company (see below) must have been employed prior to January 1, 1995 to be eligible. Eligible employees, upon enrollment, can contribute up to 30% of their annual compensation, subject to certain limitations, and can direct the investment in their participant and employer accounts. The Plan was amended effective January 1, 2007. Participant contributions, which had previously been made on an after-tax basis, are no longer permitted. All participant contributions after January 1, 2007 are made on a pre-tax salary deferred basis under a traditional 401(k) plan. Effective January 1, 2007, the Plan was amended such that any employee who becomes an eligible employee on or after January 1, 2007 and does not affirmatively elect otherwise shall be automatically enrolled with salary deferrals of 3%.

Participating employer contributions - Participating employers contribute to the Plan out of their current or accumulated earnings for the year, an amount equal to 50% of a participant's contributions (limited to 6% of participant's compensation).

Participant accounts – Each participant's account is credited with the participant's contribution, the employer's matching contribution and allocations of Plan investment earnings based on the pro rata ownership share of the investment that generated the earnings. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant's account.

Participant loans – Any actively employed participant may apply for a Plan loan. The minimum loan amount is $1,000, and the maximum loan amount is the lesser of $50,000 reduced by the excess (if any) of the highest outstanding balance of loans from the Plan to the participant during the one year period ending on the day before the loan is made or 50% of the participant's vested account balance. A participant may not take more than one loan per calendar year, and a participant may not have more than one outstanding loan at a time. Loans are secured by the participants' account balances. Loan repayments of principal and interest are made by payroll deduction over a reasonable time period not to exceed 60 months. Currently, the loan interest rate is determined by the trustee using the prime interest rate published in the Wall Street Journal on the last business day of the month plus 1%.

NOTE B – Description of Plan (continued)

At the end of 2007 and 2006, the following companies were participating employers in the Plan:

Liberty National Life Insurance Company, "Liberty National", (Birmingham, Alabama)

United Investors Life Insurance Company, "United Investors", (Birmingham, Alabama)

Globe Life and Accident Insurance Company, "Globe", (Oklahoma City, Oklahoma)

American Life and Accident Insurance Company, "American Life", a subsidiary of Globe, (Dallas, Texas)

United American Insurance Company, "United American", (Dallas, Texas)

Torchmark Corporation, "Torchmark", (Birmingham, Alabama)

Globe Marketing Services, Inc., "Globe Marketing" (Oklahoma City, Oklahoma)

All participating employers are either direct or indirect wholly owned subsidiaries of Torchmark.

Vesting provisions - Participants have a fully vested and non-forfeitable interest in their own account. The participant's employer accounts are vested in accordance with the following schedule:

Years of Credited Service	Applicable Non-forfeitable Percentage
less than 2	0%
2 but less than 3	20%
3 but less than 4	40%
4 but less than 5	60%
5 but less than 6	80%
6 or more	100%

Benefit payment provisions – At termination of employment, participants may withdraw all of their participant accounts and the vested portion of their employer accounts. Participants may make non-emergency in-service withdrawals of all or a portion of their after-tax participant account and all or a portion of their after-tax employer account, if fully vested. If any portion of the after-tax employer account is withdrawn, the participant may not make contributions to the Plan for six months following such withdrawal. Withdrawals prior to termination of employment are also allowed under prescribed hardship conditions as defined in the Plan agreement or subsequent to age 59½ for any reason. Benefits are recorded when paid. Participants are charged a $25 fee for processing a non-emergency in-service, age 59 ½ or hardship withdrawal. These fees are deducted from the proceeds paid to the participant and are reflected in the financial statements in "Benefits paid to participants."

NOTE B – Description of Plan (continued)

Termination of the Plan - Although it has expressed no intent to do so, Torchmark has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan is partially or completely terminated, each affected participant will become fully vested in his employer contribution account.

Forfeitures - If an employee incurs five consecutive "one year breaks in service" for any reason other than death or normal retirement, and is not 100% vested in the employer contribution account, then the non-vested portion of the employer contribution account is forfeited. Forfeitures are applied to reduce subsequent contributions of the employer. The plan had forfeitures of $23,618 and $23,366 for 2007 and 2006, respectively.

NOTE C - Investments

The following table presents the investments of the Plan's net assets:

	December 31, 2007	December 31, 2006
Pooled Separate Accounts:		
Oppenheimer Capital Appreciation	$ 5,965,627	$ 5,548,896
Fidelity Advisor Equity Growth[1]	0	2,852,587
Fidelity Advisor Mid Cap	3,977,724	4,124,854
ING Intermediate Bond	985,317	756,472
ING GNMA Income Bond	1,653,074	1,281,207
ING VP Strategic Allocation Balanced Portfolio[2]	0	153,928
ING VP Strategic Allocation Growth Portfolio[2]	0	325,596
ING VP Strategic Allocation Income Portfolio[2]	0	251,403
ING Solution 2015 Portfolio[2]	838,054	0
ING Solution 2025 Portfolio[2]	747,236	0
ING Solution 2035 Portfolio[2]	779,829	0
ING Solution 2045 Portfolio[2]	136,065	0
ING Solution Income Portfolio	660,614	0
Pioneer High Yield	1,132,052	1,049,882
Templeton Global Bond	2,158,473	1,385,712
Income Fund of America	3,738,525	3,774,786
AIM Global Health Care	2,158,539	2,426,942
EuroPacific Growth	6,680,811	5,408,822
Fidelity VIP Contrafund[1]	7,407,519	3,379,998
Baron Growth	1,969,281	2,039,397
Lord Abbett Small Cap Value	3,410,332	3,004,351
T. Rowe Price Science & Technology	301,298	392,113
J. P. Morgan Mid Cap Value Portfolio[3]	97,172	58,028
ING American Century Small-Mid Cap Value Portfolio[3]	343,819	472,986
T. Rowe Price Equity Income Fund[3]	1,342,220	604,363
Pioneer Fund (A) [1]	6,624	0
	$46,490,205	$39,292,323
Unallocated Annuity Contract – ING Fixed Account	$13,832,556	$15,396,350
Torchmark Corporation common stock	$47,705,358	$61,688,884
Waddell & Reed Financial, Inc. class A common stock	$ 8,162,078	$ 7,052,341
Investors Bank & Trust Investcash Fund	$ 2,026,388	$ 2,728,923
Participant Loans	$ 344,774	$ 0

1. Effective November 1, 2007, the Fidelity Advisor Equity Growth Fund was removed as an investment option. Existing balances were mapped into the Fidelity VIP Contrafund. The Pioneer Fund (A) was added as an investment option on November 1, 2007.
2. Effective December 29, 2006, the ING VP Strategic Allocation Balanced Portfolio, the ING VP Strategic Allocation Growth Portfolio and the ING VP Strategic Allocation Income Portfolio were removed as investment options. On January 2, 2007, existing balances in the ING VP Strategic Allocation Balanced Portfolio were mapped into the ING Solution 2025 Portfolio, existing balances in the ING VP Strategic Allocation Growth Portfolio were mapped into the ING Solution 2035 Portfolio and existing balances in the ING Strategic Allocation Income Portfolio were mapped into the ING Solution 2015 Portfolio. The ING Solution 2015 Portfolio, ING Solution 2025 Portfolio, ING Solution 2035 Portfolio, ING Solution 2045 Portfolio and ING Solution Income Portfolio were new funds as of January 2, 2007.
3. J. P. Morgan Mid Cap Value Portfolio, ING American Century Small-Mid Cap Value Portfolio and T. Rowe Price Equity Income were new funds as of January 3, 2006.

Note C – Investments (continued)

During the years ended December 31, 2007 and 2006, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	December 31,	
	2007	2006
Common stocks	$ (512,601)	$ 10,758,198
Pooled separate accounts and unallocated annuity contract	4,661,984	4,332,510
	$ 4,149,383	$ 15,090,708

NOTE D - Related Party Transactions

Plan participants are allowed to purchase and sell the common stock of Torchmark. Such purchases and sales, which are considered party-in-interest transactions, were handled by Investors Bank & Trust, a party-in-interest to the Plan, during 2007 and 2006, based on the instructions of the Plan participants and in accordance with the pertinent provisions of the Plan. From time to time, monies not yet invested in Torchmark common stock and Waddell & Reed common stock are deposited in an interest-bearing short-term fund. These funds were deposited in the Investors Bank & Trust Investcash Fund.

NOTE E – Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2007 and 2006.

	December 31,	
	2007	2006
Net assets available for benefits:		
Investments, at fair value	$ 118,568,777	$ 126,165,719
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	212,438	502,499
Total investments (current value column) per Form 5500 Schedule of Assets (Held at End of Year)	$ 118,781,215	$ 126,668,218

TORCHMARK CORPORATION SAVINGS AND INVESTMENT PLAN

Schedule H, Part IV, Line 4i
Schedule of Assets (Held at the End of the Year)

December 31, 2007

	Identity of Issue	Description of Investment	Current Value
*	Torchmark Corporation	788,128 shares $1 par value common stock	$47,705,388
	Waddell & Reed Financial, Inc.	226,159 shares $1 par value class A common stock	8,162,078
*	ING Financial Advisers, LLC	Pooled Separate Accounts:	
		615,172 units Oppenheimer Capital Appreciation	5,965,627
		253,685 units Fidelity Advisor Mid Cap	3,977,724
		74,264 units ING Intermediate Bond	985,317
		129,197 units ING GNMA Income	1,653,074
		67,696 units ING Solution 2015 Portfolio	838,054
		58,150 units ING Solution 2025 Portfolio	747,236
		58,581 units ING Solution 2035 Portfolio	779,829
		9,898 units ING Solution 2045 Portfolio	136,065
		56,706 units ING Solution Income Portfolio	660,614
		67,382 units Pioneer High Yield	1,132,052
		98,291 units Templeton Global Bond	2,158,473
		144,441 units Income Fund of America	3,738,525
		56,326 units AIM Global Health Care	2,158,539
		105,671 units EuroPacific Growth	6,680,811
		456,489 units Fidelity VIP Contrafund	7,407,519
		96,982 units Baron Growth	1,969,281
		141,687 units Lord Abbett Small Cap Value	3,410,332
		30,568 units T. Rowe Price Science & Technology	301,298
		6,050 units ING American Century Small-Mid Cap Value Portfolio	97,172
		18,485 units J. P. Morgan Mid Cap Value Portfolio	343,819
		69,884 units T. Rowe Price Equity Income	1,342,220
		565 units Pioneer Fund (A)	6,624
			46,490,205
*	ING Financial Advisers, LLC	Unallocated Annuity Contract - ING Fixed Account	14,044,994
*	Participant Loans	Loans to Plan participants, various interest rates, maturing from 1 to 60 months	344,774
*	Investors Bank & Trust	2,026,388 shares Investors Bank & Trust Investcash Fund	2,026,388
			$118,773,827

* Indicates a party-in-interest to the Plan

Index of Exhibits

99(a) – (1) Consent of Deloitte & Touche LLP to the incorporation by reference of their audit report dated February 28, 2008 into Form S-8 of the Torchmark Corporation Savings and Investment Plan (Registration No. 2-76378) (incorporated by reference from Exhibit 23(a) to Form 10-K for the year ended December 31, 2007).

99(a) – (2) Consent of Deloitte & Touche LLP to incorporation by reference of their independent registered public accounting firm report dated June 25, 2007 into Form S-8 Registration Statement No. 2-76378.

99(a) – (3) Consent of Lane Gorman Trubitt LLP to incorporation by reference of their independent registered public accounting firm report of June 25, 2008, into Form S-8 Registration Statement No. 2-76378.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Torchmark Corporation
Savings and Investment Plan

By: Frank M. Svoboda
Frank M. Svoboda, Member
Administrative Committee

By: Dennis R. Luft
Dennis R. Luft, Member
Administrative Committee

By: Anthony L. McWhorter
Anthony L. McWhorter, Member
Administrative Committee

Date: June 27, 2008

Deloitte.

Deloitte & Touche LLP
JPMorgan Chase Tower
2200 Ross Avenue, Suite 1600
Dallas, TX 75201-6778
USA

Tel: +1 214 840 7000
www.deloitte.com

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 2-76378 of Torchmark Corporation on Form S-8 of our report dated June 22, 2007 appearing in the Annual Report on Form 11-K of the Torchmark Corporation Savings and Investment Plan for the year ended December 31, 2006.

Deloitte + Touche LLP

June 26, 2008

Exhibit 99 (a) – (3)

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 2-76378) pertaining to the Torchmark Corporation Savings and Investment Plan, of our report dated June 25, 2008, with respect to the financial statements and supplemental schedule of the Torchmark Corporation Savings and Investment Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2007.

LANE GORMAN TRUBITT, L.L.P.

Dallas, Texas
June 25, 2008

END